Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
USA

26 November 2007

Ladies and Gentlemen:

Aggreko plc
File Number 82-4659

On behalf of Aggreko plc, I hereby submit information summarised on the attached schedule, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Yours Faithfully

A Paul Allen
Company Secretary

Aggreko plc
8th Floor, Aurora
120 Bothwell Street
Glasgow G2 7JS
Scotland UK
Tel +44(0)141 225 5900
Fax +44(0)141 225 5949

Title	Date	Entity requiring item
Interim Report	13th September 2007	UK Financial Services Authority
Form 287 Change of situation of Registered Office	24th September 2007	UK Companies Registry

Companies House

— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC177553

Company Name in full Aggreko plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: 8th Floor,

120 Bothwell Street,

Post town: Glasgow

County / Region: Scotland Postcode: G2 7JS

Signed AP Allen **Date** 24 SEPTEMBER 2001

† Please delete as appropriate.

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Allen, Aggreko plc

120 Bothwell Street, Glasgow

G2 7JS Tel 0141 225 5900

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for companies registered in Scotland

10/03

INTERIM 2007

Aggreko plc Interim Report 2007

aggreko

CONTENTS



On our website
Visit our investors' section at
www.aggreko.com/investors for the following:

- Interim Results Announcement 2007
- Interim Results Presentation
- Annual Report and Accounts 2006
- Interactive Charting 2000-2006
- Major Projects 2006 – Image Gallery

PERFORMANCE

Financial highlights for the six months ended 30 June 2007

	2007	2006	Movement As reported %	Movement Constant Currency %
Revenue £m	**317.5**	238.0	33.4	42.8
Trading profit £m	**50.9**	30.7	65.5	83.1
Profit before tax £m	**47.5**	29.6	60.3	
Diluted EPS pence	**11.50**	7.08	62.3	
Dividend per share pence[1]	**3.04**	2.53	20.0	


Revenue
£m
2007 317.5
2006 238.0 540.7
2005 167.2 417.7
2004 150.8 323.6
2003 159.3 331.8


Trading profit
£m
2007 50.9
2006 30.7 86.7
2005 17.8 59.6
2004 16.8 45.1
2003 17.8 42.1


Profit before tax
£m
2007 47.5
2006 29.6 83.1
2005 16.6 56.4
2004 15.7 42.5
2003 17.2 40.1


Diluted EPS
Pence
2007 11.50
2006 7.08 19.87
2005 4.13 13.72
2004 3.98 10.79
2003 4.36 10.14


Dividend per share
Pence
2007 3.04[1]
2006 2.53 6.72
2005 2.34 6.10
2004 2.25 5.82
2003 2.20 5.65

Half year Full year

[1] Under IFRS the liability for an interim dividend is only recognised in the period when it is approved and therefore these interim accounts do not reflect the interim dividend of 3.04 pence (2006: 2.53 pence). The dividend in these accounts represents the final dividend for 2006 of 4.19 pence per share which was paid during the first half of 2007.

Chairman's Statement

Philip Rogerson
Chairman



Introduction

I am pleased to report that Aggreko has produced another very strong set of results for the first half of 2007. The most notable performance was in our International business, where the strong demand we have seen in the last few years has continued unabated. It is also encouraging to report that our European business grew strongly in the first half, while our North American business grew revenues by 14% in constant currency[1].

Encouraging progress has also been made in integrating the business of GE Energy Rentals, which we acquired on 4 December 2006. The integration in terms of people, locations and systems is essentially complete and the operations of the two businesses are now fully combined. The rebranding and servicing of the acquired fleet is also progressing well with the bulk of this work likely to be complete by the end of the year.

Trading

Reported revenue in the first half at £317.5 million (2006: £238.0 million) was 33% higher than 2006 while revenue, in constant currency and excluding pass-through fuel[2] from our contracts in Sri Lanka and Uganda, increased by 41%.

Pre-tax profits rose to £47.5 million, an increase of 60% and basic earnings per share increased by 63% to 11.64 pence. Diluted earnings per share increased by 62% to 11.50 pence.

During the first six months of the year, Aggreko's capital expenditure amounted to £84.3 million, compared with £70.6 million in the same period last year. It is expected that capital expenditure for the full year will be around £185 million compared with £128.0 million in 2006. This increase in capital expenditure will support revenue growth and reflects the continued high levels of utilisation across the Group, most notably in our International business.

Largely as a consequence of the higher level of capital expenditure, net debt increased during the period by £18.5 million to £223.7 million; this compares with £130.2 million at 30 June 2006. Aggreko's financial position remains strong, as measured by net assets of £247.4 million (30 June 2006: £213.0 million) and interest cover of 9.3 times (2006: 11.5 times).

Dividend

Taking account of the strong trading performance, the Board has decided to declare an interim dividend of 3.04 pence per share, which is an increase of 20% over the 2006 interim dividend. This interim dividend will be paid on 16 November 2007 to shareholders on the register at 19 October 2007, with an ex-dividend date of 17 October 2007.

[1] Constant currency takes account of the impact of translational exchange movements in respect of our businesses which operate in currency other than sterling.
[2] Pass-through fuel revenue relates to two contracts in Sri Lanka and Uganda in our International Projects business where we provide fuel on a pass-through basis.

Board Changes
I am delighted to welcome two new Non-Executive Directors to the Board of Aggreko. David Hamill joined the Board as a Non-Executive Director on 1 May 2007. David, who is Chairman and Chief Executive of ICI Paints, has considerable experience in businesses which, like Aggreko, operate on a global basis. Robert MacLeod joined the Board of Aggreko on 10 September 2007. Robert, a Chartered Accountant who is Group Finance Director of WS Atkins Plc, has excellent financial experience gained in an international environment.

Outlook
We have made a good start to the second half of 2007 with encouraging levels of activity.

In North America, after a cold start to the summer season, trading in July and August improved as temperatures increased. We are still seeing growth in demand, although this could change quite rapidly and we remain watchful for any impact current macro-economic events might have on our customers. We have good momentum going into the last four months of the year, and we believe that, short of a major deterioration in market conditions, performance in the second half will be well ahead of last year.

In Europe, the key summer trading period began slowly due to poor weather across many parts of Europe in May, June and July. The business has however regained momentum in recent weeks and we expect performance for the full year to be well ahead of the previous year.

In Aggreko International's Local business the strong market conditions are likely to continue, and we expect continued year on year growth in the second half, albeit at a rather slower rate than in the first half.

The strong demand we have seen in the International Power Projects business continues unabated. With the new contracts secured in the first half of 2007, and with many existing contracts extending, we anticipate another strong performance from this business in the second half.

Overall, we now anticipate that Aggreko's performance for the year will be well ahead of market expectations.

Philip G Rogerson
Chairman
13 September 2007

Business Review

Rupert Soames
Chief Executive



Angus Cockburn
Finance Director



Group Trading Performance

Aggreko delivered an exceptionally strong trading performance during the first half of 2007, notwithstanding adverse currency movements. Group revenue, as reported, was up 33% on 2006 at £317.5 million (2006: £238.0 million), while Group trading profit of £50.9 million (2006: £30.7 million) increased by 65%. Group trading margin improved from 12.9% in 2006 to 16.0% in 2007 and return on capital employed, measured on a rolling 12-month basis, improved from 21.1% in 2006 to 24.4%.

Group profit before tax grew by 60% to £47.5 million (2006: £29.6 million) and profit after tax increased by 63% to £30.9 million (2006: £19.0 million). Earnings per share increased by 63% to 11.64 pence (2006: 7.14 pence).

The effect of currency movements in the period – mainly the US dollar exchange rate – has been to decrease revenue by £15.6 million and trading profit by £2.9 million on a like-for-like basis. Pass-through fuel accounted for £28.1 million (2006: £18.3 million) of reported revenue of £317.5 million.

Excluding the impact of the currency movements as well as pass-through fuel revenue, Group revenue grew by 41% (as reported: 33%) and trading profit by 83% (as reported: 65%). On the same basis, trading margin in the first half was 17.2% (as reported: 16.0%) which compares with 13.7% in 2006 (as reported: 12.9%).

	2007 £ million	2006 £ million	Movement As reported	Movement Constant currency
Revenue	**317.5**	238.0	33.4%	42.8%
Revenue excl pass-through fuel	**289.4**	219.7	31.7%	40.7%
Trading profit	**50.9**	30.7	65.5%	83.1%
Operating profit	**53.3**	32.4	64.1%	81.3%
Net interest expense	**(5.8)**	(2.8)	(104.3)%	
Profit before tax	**47.5**	29.6	60.3%	
Taxation	**(16.6)**	(10.6)	(55.9)%	
Profit after tax	**30.9**	19.0	62.8%	
Basic earnings per share (pence)	**11.64**	7.14	62.9%	

The Group's growth was supported by substantial investment in new fleet during the period. Total capital expenditure for the period was £84.3 million, £13.7 million up on the prior year.

Update on the acquisition of GE Energy Rentals

The Group acquired the Energy Rentals business of General Electric (GE-ER) in December 2006. This acquisition increased our world-wide power and temperature control fleet by about 30%, and the integration of the two businesses is now virtually complete. All the organisational challenges associated with integrating the employees from GE Energy Rentals into the Aggreko business are behind us and we are delighted by the calibre of our new colleagues and the speed with which they assimilated themselves into Aggreko. All the major property changes have been executed and the GE business was very quickly transferred onto Aggreko's information technology platform. In terms of the acquired fleet, most has now been re-branded and serviced and we expect to complete the remaining work by the end of the year. As at August 2007, over 50% of the GE-ER power fleet and 55% of the chiller fleet was on rent.

The terms of the acquisition allowed GE to deliver to Aggreko, subject to certain conditions, further equipment to a maximum potential consideration of £14.9 million during 2007. So far, £6.7 million of this deferred consideration has been paid. We are now confident that the returns from this acquisition will exceed our original expectations as a result of lower-than-expected acquisition and integration costs and higher utilisation of the acquired fleet.

Regional Trading Performance as reported in £ million

Management Group	Geography/Line of Business	Revenue 2007 £ million	Revenue 2006 £ million	Revenue Change %	Trading Profit 2007 £ million	Trading Profit 2006 £ million	Trading Profit Change %
Local business							
North America	USA & Canada	**74.8**	72.2	3.6%	**11.2**	12.3	(9.3)%
Europe	Northern Europe	**39.5**	28.9	36.7%	**3.9**	0.2	1,963.9%
	Continental Europe	**37.2**	29.9	24.6%	**1.1**	0.3	257.9%
International Local Businesses	Middle East, Asia-Pacific, South America	**53.3**	35.2	51.3%	**10.7**	7.5	42.5%
Sub-total Local business		**204.8**	**166.2**	**23.2%**	**26.9**	**20.3**	**32.4%**
International Power Projects							
International	International Power Projects excl. pass-through fuel	**84.6**	53.5	58.1%	**23.0**	9.8	132.0%
International	Pass-through fuel	**28.1**	18.3		**1.0**	0.6	
Sub-total International Power Projects		**112.7**	**71.8**	**56.9%**	**24.0**	**10.4**	**129.9%**
Group		**317.5**	**238.0**	**33.4%**	**50.9**	**30.7**	**65.5%**
Group	North America	**74.8**	72.2	3.6%	**11.2**	12.3	(9.3)%
	Europe	**76.7**	58.8	30.6%	**5.0**	0.5	894.9%
	International	**166.0**	107.0	55.1%	**34.7**	17.9	93.5%
Group		**317.5**	**238.0**	**33.4%**	**50.9**	**30.7**	**65.5%**
Group excluding pass-through fuel		**289.4**	**219.7**	**31.7%**	**49.9**	**30.1**	**65.2%**

Business Review continued

The performance of each of these regions in the first half is described below:

Local business: North America

	2007 $ million	2006 $ million	Change %
Revenue	**147.4**	129.3	13.9%
Trading profit	**22.0**	22.0	–%

Our Local business in North America continued to make progress in the first half with revenue increasing by 14% to $147.4 million and trading profit at a similar level to last year. This led to a decrease in trading margin to 14.9% (2006:17.0%), mainly as a result of the additional depreciation of the GE-ER fleet.

Most areas performed well in the first half, although revenues in the Gulf area and in our cooling tower business, both of which benefited from the reconstruction work in the aftermath of the 2005 hurricane season, were below last year. The Great Lakes and West areas, in particular, performed well.

In terms of business mix, rental revenue grew by 15% and services revenue grew by 11%. Power revenue for the first half was 21% ahead of the prior year, while temperature control revenue for the period was 13% ahead of last year. Oil-free air revenue was 6% ahead of the prior period.

As we said at the time of the acquisition, the main challenge in North America is putting to work the 45% increase in power fleet arising from the GE Energy Rentals acquisition. Considerable effort has been made during the first half to get the equipment re-branded and serviced in time for the start of our key summer trading period and we are well positioned to take advantage of any opportunities that may arise in the second half.

Local business: Europe

Revenue

	2007 € million	2006 € million	Change %
Northern Europe	**58.6**	42.1	39.2%
Continental Europe	**55.1**	43.4	26.7%
Total Europe	**113.7**	85.5	33.0%

Trading Profit

	2007 € million	2006 € million	Change %
Northern Europe	**5.8**	0.2	2,001.5%
Continental Europe	**1.7**	0.5	264.4%
Total Europe	**7.5**	0.7	913.0%

Our European businesses continued the momentum gained last year and made good progress in the first half with revenues increasing by 33% and trading profit increasing by €6.8 million. Trading margin increased to 6.6% (2006: 0.9%).

In Northern Europe, revenue of €58.6 million for the first six months was 39% higher than the prior period with revenue increasing in all areas. The fastest-growing areas were the UK South East, with strong utility and construction sector growth, and our UK Events business, which undertook a number of large contracts in the period, including Glastonbury.

Rental revenue increased by 32%, with power and temperature control revenue increasing by 41% and 2% respectively; revenues from oil-free air increased by 12%. The small increase in temperature control revenue reflects the cool start to the summer season in June. Services revenue, which mainly comprises fuel and transport, grew by 51%. Revenue growth was driven across several sectors most notably utilities, events and contracting. It is particularly encouraging to see the Northern Europe trading margin increasing from 0.7% to 9.9%, notwithstanding the large increase in lower-margin service revenues.

Revenue in Continental Europe was 27% higher than the previous period at €55.1 million and trading profit increased by €1.2 million over the same period last year. Rental revenue grew by 28%, while services revenue grew by 24%. Within rental revenue, power increased by 34%, while temperature control and oil-free air increased by 16% and 18% respectively. Included within the headline numbers are revenues relating to major power projects in Russia and Greece. Excluding these major projects, underlying revenues increased by 22% over the same period last year.

Performance in most areas in Continental Europe was encouraging with particularly strong growth in France, Spain and Italy. Across Continental Europe, revenues grew strongly over the prior year in most sectors.

Local business: Aggreko International

	2007 $ million	2006 $ million	Change %
Revenue	**105.1**	63.1	66.5%
Trading profit	**21.0**	13.4	56.8%

Aggreko's International Local businesses in the Middle East, Asia, Australia, New Zealand and South America had another excellent first half. In aggregate, period-on-period revenue grew by 66% to $105.1 million, which resulted in trading profit growth of 57% to $21.0 million and trading margin of 20.0% as against 21.2% in 2006.

Infrastructure development in the Middle East continues to drive high levels of activity particularly in the UAE, Saudi Arabia and Qatar; the largest sector is construction which continues to show strong growth. It is also encouraging to see our temperature control revenue in the Middle East growing rapidly year on year. In Australia the booming mining industry and work helping utilities to respond to breakdowns and emergencies has seen revenues increase by 43% over last year.

Our local business in South & Central America has been transformed by the acquisition of the GE-ER businesses in Brazil, Mexico and Chile. To Aggreko's existing service centres in Manaus and Macae, the GE-ER acquisition has added Campinas, Mexico City, Santiago, Antofagasta and Puerto Monte. The additional service centres and strong demand in the oil & gas sector drove local business revenues in South & Central America to increase by 385%.

In Asia, our new service centre in Hong Kong had a difficult first half, but Shanghai, which opened a few months later, is performing well; we have recently won our first major project in China, with 9 MW to be provided to a mining project in Yunnan. Our largest local business in the area – Singapore – continued to perform well, with revenues increasing by 26%.

International Power Projects: Aggreko International

	2007 $ million	2006 $ million	Change %
Revenue (excluding pass-through fuel)	**166.7**	95.8	74.0%
Trading profit (excluding pass-through fuel)	**45.5**	17.8	155.2%

Trading in the first six months in our International Power Projects business has been exceptionally strong with revenue, excluding pass-through fuel, growing by 74% to $166.7 million and trading profits increasing by 155% to $45.5 million.

The revenue growth reflects very high levels of utilisation on a fleet significantly larger than last year; during the period the business reached a landmark with over 1,500 MW on hire. Furthermore, there was a noticeable decline in the number of contracts de-mobilising, as many customers extended their contracts; this had a significant impact on both revenues and margins as it can take several months to re-deploy equipment to new contracts, during which time the fleet is not earning revenue. The consequent high utilisation and lower project deployment costs resulted in exceptionally strong trading margins of 27.3%, up from 18.6% in 2006.

During the period we have won fourteen new contracts, including over 100 MW in Yemen and 60 MW in Qatar. Our International Power Projects businesses in Africa, Middle East and Asia all delivered good growth; in aggregate during the first six months of 2007 we carried out power projects in a total of 49 countries and the number of operational projects increased by over 13% over the same period last year. As anticipated, on a sector basis we increased our utility revenues as a percentage of total revenue, although military revenues continued to grow.

In July 2007 we announced that we had been selected as the Exclusive Supplier of Temporary Power and Temperature Control to the Beijing 2008 Olympic Games. At this stage, this agreement covers sponsorship arrangements only, but as a result of this agreement we are well-placed to negotiate a supply agreement with the Chinese authorities.

Business Review continued

Outlook

We have made a good start to the second half of 2007 with encouraging levels of activity.

In North America, after a cold start to the summer season, trading in July and August improved as temperatures increased. We are still seeing growth in demand, although this could change quite rapidly and we remain watchful for any impact current macro-economic events might have on our customers. We have good momentum going into the last four months of the year, and we believe that, short of a major deterioration in market conditions, performance in the second half will be well ahead of last year.

In Europe, the key summer trading period began slowly due to poor weather across many parts of Europe in May, June and July. The business has however regained momentum in recent weeks and we expect performance for the full year to be well ahead of the previous year.

In Aggreko International's Local business the strong market conditions are likely to continue, and we expect continued year on year growth in the second half, albeit at a rather slower rate than in the first half.

The strong demand we have seen in the International Power Projects business continues unabated. With the new contracts secured in the first half of 2007, and with many existing contracts extending, we anticipate another strong performance from this business in the second half.

Overall, we now anticipate that Aggreko's performance for the year will be well ahead of market expectations.

Financial Review

Currency Translation

The net overall impact of exchange rates on currency translation in the first six months of 2007 was to decrease revenue and trading profit by £15.6 million and £2.9 million respectively. Currency translation also gave rise to a £1.7 million decrease in reserves as a result of period on period movements in exchange rates. Set out in the table below are the principal exchange rates affecting the Group's overseas profits and net assets.

	2007		2006	
Per £ sterling	Average	Period End	Average	Period End
Principal Exchange Rates				
United States dollar	**1.97**	**2.00**	1.79	1.84
Euro	**1.48**	**1.48**	1.46	1.45
Other Operational Exchange Rates				
UAE Dirhams	**7.24**	**7.37**	6.58	6.77
Australian dollar	**2.44**	**2.36**	2.41	2.48

Source: Reuters

Interest

The net interest charge for the first half of 2007 was £5.8 million, an increase of £3.0 million on 2006, reflecting the higher level of net debt during the period. Interest cover decreased to 9.3 times from 11.5 times in 2006.

Effective Tax Rate

The current forecast of the effective tax rate for the full year, which has been used in the interim accounts, is 35.0% as compared with 36.0% in the same period last year. This decrease in the tax rate largely reflects the change in regional mix of profits.

Dividends

Based on the proposed interim dividend of 3.04 pence per ordinary share, an increase of 20.0% as compared with the same period in 2006, dividend cover is 3.8 times (30 June 2006: 2.8 times).

Cashflow

The net cash inflow from operations during the first six months of 2007 totalled £96.6 million (2006: £60.5 million). EBITDA (earnings before interest, taxes, depreciation and amortisation) for the period amounted to £98.5 million, up 45.9% on 2006. This helped to fund capital expenditure of £84.3 million, which was up £13.7 million on the same period in 2006 reflecting increased investment in our rental fleet to support the growth of the business. In addition, £6.7 million of a maximum potential deferred consideration of £14.9 million was paid to GE for the delivery of additional fleet assets as part of the GE Energy Rentals acquisition in December 2006.

It is pleasing to note that working capital efficiency as measured by revenue/debtors and revenue/inventories improved over the same period last year.

Net debt increased by £18.5 million during the period and, at £223.7 million, is £93.5 million higher than at 30 June 2006. As a result of the increase in net debt, gearing (net debt as a percentage of equity) at 30 June 2007 increased to 91% from 61% at 30 June 2006.

Net Operating Assets

The net operating assets of the Group (including goodwill) at 30 June 2007 totalled £502.1 million, up £119.0 million on the same period in 2006. The main components of Net Operating Assets are:

£ million	2007	2006	Movement
Rental Fleet	**349.5**	277.0	26.1%
Property, Plant	**42.1**	38.5	9.7%
Inventory	**51.6**	38.4	34.3%
Net Trade Debtors	**96.9**	79.1	22.6%

A key measure of Aggreko's performance is the return (expressed as operating profit) as a percentage of average net operating assets; we call this measure Return on Capital Employed (ROCE). For each first half we calculate ROCE by taking the operating profit on a rolling 12 month basis and expressing it as a percentage of the average net operating assets at 30 June, 1 January and the previous 30 June. For the full year, we state the period's operating profit as a percentage of the average net operating assets as at 31 December, the previous 30 June and 1 January. The average net operating assets for the 12 months to 30 June 2007 were £451.8 million, up 28% on the same period in 2006, and the operating profit for the same period was £110.4 million. In the first half of 2007 the ROCE increased to 24.4% compared with 21.1% for the same period in 2006.

Shareholders' Equity

Shareholders' equity increased by £21.2 million to £247.4 million in the six months ended 30 June 2007, represented by the net assets of the Group of £471.1 million before net debt of £223.7 million. The movements in shareholders' equity are analysed in the table below:

Movements in Shareholders' Equity

	£ million	£ million
As at 1 January 2007		226.2
Profit for the financial period	30.9	
Dividend[1]	(11.1)	
Retained earnings		19.8
New share capital subscribed		0.4
Purchase of own shares held under trust		(4.3)
Credit in respect of employee share awards		2.6
Actuarial gains on retirement benefits		3.1
Currency translation difference		(1.7)
Other[2]		1.3
As at 30 June 2007		**247.4**

[1] Reflects the dividend of 4.19 pence per share (2006: 3.77 pence) that was paid during the period.
[2] Other includes tax on items taken directly to reserves and movements in the hedging reserve.

Shareholder information

Our website can be accessed at www.aggreko.com. This contains a large amount of information about our business, including a range of charts and data, which can be down loaded for easy analysis. The website also carries copies of recent investor presentations, as well as Stock Exchange announcements.

Rupert Soames
Chief Executive

Angus Cockburn
Finance Director

13 September 2007

Group Income Statement

For the six months ended 30 June 2007 (unaudited)

	Notes	6 months ended 30 June 2007 £ million	6 months ended 30 June 2006 £ million	Year ended 31 December: Total before exceptional items 2006 £ million	Exceptional items (Note 5) 2006 £ million	2006 £ million
Revenue	4	317.5	238.0	540.7	–	540.7
Operating expenses		(264.2)	(205.6)	(451.2)	(9.2)	(460.4)
Operating profit	4	53.3	32.4	89.5	(9.2)	80.3
Finance costs						
– Interest expense		(6.4)	(3.2)	(7.2)	–	(7.2)
– Interest income		0.6	0.4	0.8	–	0.8
Profit before taxation		47.5	29.6	83.1	(9.2)	73.9
Taxation	8					
– UK		(3.6)	(2.4)	(6.4)	0.7	(5.7)
– Overseas		(13.0)	(8.2)	(23.5)	1.5	(22.0)
Profit for the period		30.9	19.0	53.2	(7.0)	46.2

The above results relate to continuing operations and all profit for the period is attributable to equity shareholders of the Company.

Earnings per share (pence)						
Basic	7	11.64	7.14	20.05	(2.64)	17.41
Diluted	7	11.50	7.08	19.87	(2.62)	17.25

Group Statement of Recognised Income and Expense

For the six months ended 30 June 2007 (unaudited)

	6 months ended 30 June 2007 £ million	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million
Profit for the period	30.9	19.0	46.2
Actuarial gains on retirement benefits	3.1	1.9	1.5
Movement of deferred tax on pension liability	(0.9)	(0.6)	(0.4)
Cashflow hedges (net of deferred tax)	–	1.3	1.2
Net exchange losses offset in reserves	(1.7)	(9.1)	(20.5)
Total recognised income for the period	31.4	12.5	28.0

Group Balance Sheet

As at 30 June 2007 (unaudited)

	Notes	30 June 2007 £ million	30 June 2006 £ million	31 Dec 2006 £ million
Non-current assets				
Goodwill	9	46.1	–	46.9
Intangible assets		10.6	1.4	11.5
Property, plant and equipment		391.6	315.5	353.8
Financial assets – derivative financial instruments		0.8	1.1	1.1
Deferred tax asset		1.0	0.4	1.0
		450.1	318.4	414.3
Current assets				
Inventories		51.6	38.4	41.5
Trade and other receivables		156.0	121.2	153.2
Financial assets – derivative financial instruments		1.0	0.9	0.9
Cash and cash equivalents	3	8.1	8.6	13.0
Current tax assets		1.3	2.5	1.3
		218.0	171.6	209.9
Total assets		668.1	490.0	624.2
Current liabilities				
Financial liabilities				
– Borrowings	10	(2.9)	(56.2)	(10.3)
Trade and other payables		(157.7)	(98.2)	(141.4)
Current tax liabilities		(11.2)	(10.5)	(9.4)
Provisions	11	(2.6)	(0.3)	(5.9)
		(174.4)	(165.2)	(167.0)
Non-current liabilities				
Financial liabilities				
– Borrowings	10	(228.9)	(82.6)	(207.9)
– Derivative financial instruments		(0.1)	(0.1)	(0.3)
Deferred tax liabilities		(11.2)	(12.5)	(9.4)
Retirement benefit obligation		(5.0)	(15.6)	(13.1)
Provisions	11	(1.1)	(1.0)	(0.3)
		(246.3)	(111.8)	(231.0)
Total liabilities		(420.7)	(277.0)	(398.0)
Net assets		247.4	213.0	226.2
Shareholders' equity				
Share capital		54.0	53.8	53.9
Share premium		7.5	6.9	7.2
Treasury shares		(10.6)	(6.5)	(9.1)
Capital redemption reserve		0.1	0.1	0.1
Hedging reserve (net of deferred tax)		1.2	1.3	1.2
Foreign exchange reserve		(27.4)	(14.3)	(25.7)
Retained earnings		222.6	171.7	198.6
Total shareholders' equity		247.4	213.0	226.2

Group Cash Flow Statement

For the six months ended 30 June 2007 (unaudited)

	Notes	6 months ended 30 June 2007 £ million	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million
Cash flows from operating activities				
Cash generated from operations	2	96.6	60.5	160.2
Tax paid		(11.4)	(12.2)	(26.2)
Net cash generated from operating activities		85.2	48.3	134.0
Cash flows from investing activities				
Acquisitions (net of cash acquired)		(6.7)	–	(95.8)
Purchases of property, plant and equipment (PPE)		(84.3)	(70.6)	(128.0)
Proceeds from sale of PPE		4.4	2.7	4.7
Net cash used in investing activities		(86.6)	(67.9)	(219.1)
Cash flows from financing activities				
Net proceeds from issue of ordinary shares		0.3	0.1	0.5
Net increase in borrowings		18.7	32.4	113.9
Interest received		0.6	0.4	0.8
Interest paid		(6.1)	(3.0)	(6.8)
Dividends paid to shareholders		(11.1)	(10.0)	(16.7)
Purchase of treasury shares		(4.2)	–	(2.6)
Net cash (used in)/generated from financing activities		(1.8)	19.9	89.1
Net (decrease)/increase in cash and cash equivalents		(3.2)	0.3	4.0
Cash and cash equivalents at beginning of the period		10.0	6.0	6.0
Exchange loss on cash and cash equivalents		–	(0.1)	–
Cash and cash equivalents at end of the period	3	6.8	6.2	10.0

Reconciliation of net cash flow to movement in net debt

For the six months ended 30 June 2007 (unaudited)

	Notes	6 months ended 30 June 2007 £ million	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million
(Decrease)/increase in cash and cash equivalents		(3.2)	0.3	4.0
Cash inflow from movement in debt		(18.7)	(32.4)	(113.9)
Changes in net debt arising from cash flows		(21.9)	(32.1)	(109.9)
Exchange gains		3.4	4.8	7.6
Movement in net debt in period		(18.5)	(27.3)	(102.3)
Net debt at beginning of period		(205.2)	(102.9)	(102.9)
Net debt at end of period	10	(223.7)	(130.2)	(205.2)

Notes to the Interim Accounts

For the six months ended 30 June 2007 (unaudited)

1 Basis of preparation of interim Accounts

i. This interim financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority and has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union. The interim Accounts have been prepared on the basis of the principal accounting policies as set out on pages 72 to 78 of the Group's 2006 Annual Report and Accounts. As permitted, the Group has chosen not to adopt IAS 34 – Interim Financial Statements, in preparing these interim financial statements, and therefore this information is not wholly compliant with International Financial Reporting Standards.

ii. The results for the half years to 30 June 2007 and 2006 are unaudited but have been reviewed by the Group's auditors, whose report is on page 18.

iii. These interim financial statements do not comprise statutory Accounts within the meaning of Section 240 of the Companies Act 1985.

iv. The statutory Accounts for 2006 have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under either Section 237(2) or 237(3) of the Companies Act 1985.

2 Cashflow from operating activities

	6 months ended 30 June 2007 £ million	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million
Profit for the period	30.9	19.0	46.2
Adjustments for:			
Tax	16.6	10.6	27.7
Depreciation	44.3	34.9	72.5
Amortisation of intangibles	0.9	0.2	0.8
Interest income	(0.6)	(0.4)	(0.8)
Interest expense	6.4	3.2	7.2
Profit on sale of PPE	(2.4)	(1.7)	(2.8)
Share based payments	2.6	0.2	4.1
Changes in working capital (excluding the effects of exchange differences on consolidation):			
Increase in inventories	(10.6)	(4.1)	(5.5)
Increase in trade and other receivables	(5.6)	(11.4)	(27.6)
Increase in trade and other payables	16.6	9.9	32.8
Net movements in provisions for liabilities and charges	(2.5)	(0.6)	4.3
Net retirement benefit cost	–	0.7	1.3
Cash generated from operations	96.6	60.5	160.2

3 Cash and cash equivalents

	30 June 2007 £ million	30 June 2006 £ million	31 Dec 2006 £ million
Cash at bank and in hand	6.5	8.2	12.5
Short-term bank deposits	1.6	0.4	0.5
	8.1	8.6	13.0

Cash and bank overdrafts include the following for the purposes of the cashflow statement:

	30 June 2007 £ million	30 June 2006 £ million	31 Dec 2006 £ million
Cash and cash equivalents	8.1	8.6	13.0
Bank overdrafts (Note 10)	(1.3)	(2.4)	(3.0)
	6.8	6.2	10.0

For the six months ended 30 June 2007 (unaudited)

4 Segmental reporting

(a) Revenue by segment

	Total revenue			Inter-segment revenue			External revenue		
	6 months ended 30 June 2007 £ million	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million	**6 months ended 30 June 2007 £ million**	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million	**6 months ended 30 June 2007 £ million**	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million
Northern Europe	**39.5**	28.9	66.1	**–**	–	–	**39.5**	28.9	66.1
Continental Europe	**37.2**	29.9	69.6	**–**	–	–	**37.2**	29.9	69.6
North America	**74.9**	72.4	159.2	**0.1**	0.2	0.2	**74.8**	72.2	159.0
Middle East, Asia-Pacific, South America	**53.5**	35.4	77.9	**0.2**	0.2	0.3	**53.3**	35.2	77.6
Local Business	**205.1**	166.6	372.8	**0.3**	0.4	0.5	**204.8**	166.2	372.3
International Power Projects	**112.8**	72.5	170.1	**0.1**	0.7	1.7	**112.7**	71.8	168.4
Eliminations	**(0.4)**	(1.1)	(2.2)	**(0.4)**	(1.1)	(2.2)	**–**	–	–
Group	**317.5**	238.0	540.7	**–**	–	–	**317.5**	238.0	540.7

(i) Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

(ii) International Power Projects (IPP) is a global segment administered from Dubai. At the period end the assets of the International Power Projects segment are predominantly located in the Middle East, Asia-Pacific, South America and Africa.

(iii) In accordance with how management monitors the business the results of our projects business in Europe are now included in Continental Europe instead of Northern Europe as previously reported. Comparative figures have been restated but the effect is not considered material.

(b) Profit by segment

	Trading profit			Gain/(loss) on sale of PPE			Operating profit		
	6 months ended 30 June 2007 £ million	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million	**6 months ended 30 June 2007 £ million**	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million	**6 months ended 30 June 2007 £ million**	6 months ended 30 June 2006 £ million	Year ended 31 Dec 2006 £ million
Northern Europe	**3.9**	0.2	3.5	**–**	0.3	0.6	**3.9**	0.5	4.1
Continental Europe	**1.1**	0.3	7.4	**0.5**	0.1	0.1	**1.6**	0.4	7.5
North America	**11.2**	12.3	33.8	**0.3**	1.2	2.2	**11.5**	13.5	36.0
Middle East, Asia-Pacific, South America	**10.7**	7.5	15.7	**0.1**	–	0.1	**10.8**	7.5	15.8
Local Business	**26.9**	20.3	60.4	**0.9**	1.6	3.0	**27.8**	21.9	63.4
International Power Projects	**24.0**	10.4	26.3	**1.5**	0.1	(0.2)	**25.5**	10.5	26.1
Group	**50.9**	30.7	86.7	**2.4**	1.7	2.8	**53.3**	32.4	89.5
Exceptional items (Note 5)							**–**	–	(9.2)
Operating profit post exceptional items							**53.3**	32.4	80.3
Finance costs – net							**(5.8)**	(2.8)	(6.4)
Profit before taxation							**47.5**	29.6	73.9
Taxation							**(16.6)**	(10.6)	(27.7)
Profit for the period							**30.9**	19.0	46.2

5 Exceptional items

The exceptional charge in 2006 related to the acquisition of GE Energy Rentals and comprises integration costs, redundancy and related costs, property and other costs.

6 Dividends

The dividends paid in the period were:

	6 months ended 30 June 2007	6 months ended 30 June 2006	Year ended 31 Dec 2006
Total dividend (£ million)	**11.1**	10.0	16.7
Dividend per share (pence)	**4.19**	3.77	6.30

An interim dividend in respect of 2007 of 3.04 pence (2006: 2.53 pence), amounting to a total dividend of £8.1 million (2006: £6.7 million) was declared during the period.

7 Earnings per share

Basic earnings per share have been calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of shares in issue during the period, excluding shares held by the Employee Share Ownership Trusts which are treated as cancelled.

	30 June 2007	30 June 2006	31 Dec 2006
Profit for the period (£ million)	**30.9**	19.0	46.2
Weighted average number of ordinary shares in issue (million)	**265.4**	265.5	265.4
Basic earnings per share (pence)	**11.64**	7.14	17.41

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	30 June 2007	30 June 2006	31 Dec 2006
Profit for the period (£ million)	**30.9**	19.0	46.2
Weighted average number of ordinary shares in issue (million)	**265.4**	265.5	265.4
Adjustment for share options (million)	**3.3**	2.3	2.4
Diluted weighted average number of ordinary shares in issue (million)	**268.7**	267.8	267.8
Diluted earnings per share (pence)	**11.50**	7.08	17.25

Aggreko plc assesses the performance of the group by adjusting earnings per share, calculated in accordance with IAS 33, to exclude items it considers to be non-recurring and believes that the exclusion of such items provides a better comparison of business performance. The calculation of earnings per ordinary share on a basis which excludes exceptional items is based on the following adjusted earnings:

	30 June 2007 £ million	30 June 2006 £ million	31 Dec 2006 £ million
Profit for the period	**30.9**	19.0	46.2
Exclude exceptional items (net of attributable taxation)	**–**	–	7.0
Adjusted earnings	**30.9**	19.0	53.2
An adjusted earnings per share figure is presented below:			
Basic earnings per share pre-exceptional items (pence)	**11.64**	7.14	20.05
Diluted earnings per share pre-exceptional items (pence)	**11.50**	7.08	19.87

8 Taxation

The taxation charge for the period is based on an estimate of the Group's expected annual effective rate of tax for 2007 which is currently estimated to be 35.0% (2006: 36.0%).

9 Goodwill

	2007 £ million
Cost	
Balance as at 1 January 2007	46.9
Exchange adjustments	(0.8)
At 30 June 2007	**46.1**
Accumulated impairment losses	
At 1 January 2007 and 30 June 2007	–
Net book value at 1 January 2007	46.9
Net book value at 30 June 2007	**46.1**

The fair value adjustments relating to the acquisition of GE Energy Rentals on 4 December 2006 are provisional and will be finalised in the Annual Report & Accounts for the year ended 31 December 2007. During the period the Group paid £6.7 million of the deferred consideration for the fixed assets of GE Energy Rentals.

10 Financial assets/liabilities

	30 June 2007 £ million	30 June 2006 £ million	31 Dec 2006 £ million
Non-current			
Bank borrowings	**228.9**	82.6	207.9
Current			
Bank overdrafts	**1.3**	2.4	3.0
Bank borrowings	**1.6**	53.8	7.3
	2.9	56.2	10.3
Total borrowings	**231.8**	138.8	218.2
Short-term deposits	**(1.6)**	(0.4)	(0.5)
Cash at bank and in hand	**(6.5)**	(8.2)	(12.5)
Net borrowings	**223.7**	130.2	205.2

The bank overdrafts and borrowings are all unsecured.

The maturity of financial liabilities
The maturity profile of the borrowings was as follows:

	30 June 2007 £ million	30 June 2006 £ million	31 Dec 2006 £ million
Within 1 year, or on demand	**2.9**	56.2	10.3
Between 1 and 2 years	**–**	–	–
Between 2 and 3 years	**133.3**	82.6	123.8
Between 3 and 4 years	**–**	–	–
Between 4 and 5 years	**95.6**	–	84.1
	231.8	138.8	218.2

11 Provisions

	Reorganisation and restructuring £ million	Statutory employee termination benefit £ million	Total £ million
At 1 January 2007	5.9	0.3	6.2
Utilised during the period	(2.5)	–	(2.5)
At 30 June 2007	3.4	0.3	3.7

	30 June 2007 £ million	30 June 2006 £ million	31 Dec 2006 £ million
Analysis of total provisions			
Current	2.6	0.3	5.9
Non-current	1.1	1.0	0.3
Total provisions	3.7	1.3	6.2

(i) The provision for reorganisation and restructuring comprises the following:

(a) Estimated costs of restructuring the Group's North American, European and International operations and the provisions are generally in respect of severance, property and related costs. The provision is expected to be fully utilised before the end of 2007.

(b) Estimated costs related to the integration of the GE Energy Rentals business to the Group's global operations. These provisions are in respect of severance, property and other integration costs and are expected to be fully utilised within 8 years.

(ii) The provision for statutory employee termination benefit relates to a statutory employee termination benefit scheme in France. The provision is expected to be utilised within 19 years.

12 Statement of changes in equity

	Attributable to equity holders of the company							
	Ordinary share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Foreign exchange reserve (translation) £ million	Retained earnings £ million	Total equity £ million
Balance at 1 January 2007	53.9	7.2	(9.1)	0.1	1.2	(25.7)	198.6	226.2
Net movement in foreign currency cash flow hedge	–	–	–	–	(0.3)	–	–	(0.3)
Net movement on interest rate swaps	–	–	–	–	0.3	–	–	0.3
Currency translation differences	–	–	–	–	–	(1.7)	–	(1.7)
Current tax on items taken to or transferred from equity	–	–	–	–	–	–	2.0	2.0
Deferred tax on items taken to or transferred from equity	–	–	–	–	–	–	(0.7)	(0.7)
Actuarial gains on retirement benefits	–	–	–	–	–	–	3.1	3.1
Purchase of treasury shares	–	–	(4.3)	–	–	–	–	(4.3)
Credit in respect of employee share awards	–	–	–	–	–	–	2.6	2.6
Issue of ordinary shares to employees under share option schemes	–	–	2.8	–	–	–	(2.8)	–
New share capital subscribed (Note (i))	0.1	0.3	–	–	–	–	–	0.4
Profit for the period	–	–	–	–	–	–	30.9	30.9
Total recognised income/(loss) for the period	0.1	0.3	(1.5)	–	–	(1.7)	35.1	32.3
Dividends paid during period	–	–	–	–	–	–	(11.1)	(11.1)
Balance at 30 June 2007	54.0	7.5	(10.6)	0.1	1.2	(27.4)	222.6	247.4

(i) During the period 709,938 Ordinary Shares of 20 pence each have been issued, of these 467,079 were issued to participants in the Aggreko Performance Share Plan and the Aggreko Co-investment Plan at an option price of £1 for all the shares comprised in their award, the remaining shares were issued at prices ranging from £1.17 to £3.07.

13 Date of approval

The interim Accounts were approved by the Board of Directors on 13 September 2007.

Independent Review Report to Aggreko plc

Introduction
We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises the Group income statement, Group statement of recognised income and expense, Group balance sheet as at 30 June 2007, Group cash flow statement and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP

Chartered Accountants
Glasgow
13 September 2007

Shareholder Information

Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £15. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases) during market hours. Please note that this service is only available to UK residents. Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

Payment of Dividends by BACS

Many Shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to Shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the Shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid directly to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in November 2007.

Online Shareholder Services

Shareholders may wish to take advantage of the "Online" enquiry service offered by the Registrar. This service allows the Shareholder to access his/her own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an "Information Zone" which provides answers to many questions frequently asked by Shareholders. The Registrar also offers a share dealing service to existing Shareholders.

Secretary and Registered Office

A Paul Allen
Aggreko plc
8th Floor
120 Bothwell Street
GLASGOW G2 7JS
UNITED KINGDOM
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. SC177553

Registrars and Transfer Office

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
HUDDERSFIELD
West Yorkshire HD8 0LA
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

Stockbrokers

ABN Amro – Hoare Govett – London
Citibank Global Markets – London

Auditors

PricewaterhouseCoopers LLP – Glasgow
Chartered Accountants

Financial Calendar

	6 months ended 30 June 2007	Year ending 31 December 2007
Results announced	13 September 2007	Early March 2008
Report posted	26 September 2007	Mid March 2008
Annual General Meeting		Late April 2008
Ex-dividend date	17 October 2007	Late April 2008
Dividend record date	19 October 2007	Late April 2008
Dividend payment date	16 November 2007	Late May 2008

Financial Summary

Full year	Dec 03	Dec 04	Dec 05	Dec 06
Revenue (£m)	331.8	323.6	417.7	540.7
Trading profit (£m)	42.1	45.1	59.6	86.7
Trading margin (%)	12.7	13.9	14.3	16.0
Finance cost (£m)	(4.6)	(3.9)	(4.3)	(6.4)
Profit before tax (£m)	40.1	42.5	56.4	83.1
Diluted earnings per share (pence)	10.14	10.79	13.72	19.87
Net operating assets (£m)	323.7	296.8	356.5	423.1
Capital expenditure (£m)	61.9	56.3	80.2	128.0
Net debt (£m)	(99.9)	(82.1)	(102.9)	(205.2)
Shareholders' equity (£m)	185.9	178.5	208.2	226.2

Half 1	Jun 03	Jun 04	Jun 05	Jun 06	Jun 07
Revenue (£m)	159.3	150.8	167.2	238.0	**317.5**
Trading profit (£m)	17.8	16.8	17.8	30.7	**50.9**
Trading margin (%)	11.2	11.1	10.7	12.9	**16.0**
Finance cost (£m)	(2.4)	(1.8)	(1.8)	(2.8)	**(5.8)**
Profit before tax (£m)	17.2	15.7	16.6	29.6	**47.5**
Diluted earnings per share (pence)	4.36	3.98	4.13	7.08	**11.50**
Net operating assets (£m)	344.5	306.3	321.8	383.2	**456.1**
Capital expenditure (£m)	42.1	27.8	29.1	70.6	**84.3**
Net debt (£m)	(131.8)	(97.9)	(99.7)	(130.2)	**(223.7)**
Shareholders' equity (£m)	180.4	171.9	183.4	213.0	**247.4**

Half 2	Dec 03	Dec 04	Dec 05	Dec 06
Revenue (£m)	172.5	172.8	250.5	302.7
Trading profit (£m)	24.3	28.3	41.8	56.0
Trading margin (%)	14.1	16.4	16.7	18.5
Finance cost (£m)	(2.2)	(2.1)	(2.5)	(3.6)
Profit before tax (£m)	22.9	26.8	39.8	53.5
Diluted earnings per share (pence)	5.78	6.81	9.59	12.79
Net operating assets (£m)	323.7	296.8	356.5	423.1
Capital expenditure (£m)	19.8	28.5	51.1	57.4
Net debt (£m)	(99.9)	(82.1)	(102.9)	(205.2)
Shareholders' equity (£m)	185.9	178.5	208.2	226.2

(1) Trading profit represents operating profit before gain on sale of property, plant and equipment.

Designed and produced by Tayburn Corporate



Head office
Aggreko plc
8th Floor
120 Bothwell Street
Glasgow G2 7JS
United Kingdom
Tel 0141 225 5900
Fax 0141 225 5949
www.aggreko.com

END